T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

December 2, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON to Present at AGORACOM Online Gold and Commodities Conference
December 3 - 4, 2009

(Investors From Over 50 Countries Expected To Attend Inaugural Online Conference That Includes Keynote Speakers Peter Grandich, Barry Ritholtz, Paul Kedrosky, Eric Coffin, Jean-Francois Tardif and Gregor Macdonald.)

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce it has been invited to present in the first ever AGORACOM Online Gold & Commodities Conference on December 3rd and 4th, 2009.  Presenting companies are limited to a maximum of 50 and selected by invitation only in order to maintain a high standard of quality for attending investors.  Presenting companies will be active in industries that include precious metals, base metals, rare metals, oil & gas and clean energy technologies.

CONFERENCE DETAILS

WHERE:	Online – http://agoracom.com/conferences

WHEN:	December 3rd and 4th, 2009

PRESENTATION:	Please see schedule for our exact presentation time on each day

REGISTRATION:	Investors Register for free using form in right hand column of any page

FORMAT:	15-minute presentation followed by live Q&A in monitored HUB

TECH REQUIRED:	Your web browser

INVESTORS FROM MORE THAN 50 COUNTRIES EXPECTED TO ATTEND

The Company extends an invitation to all of its shareholders and prospective shareholders to view our presentation and attend this event.  The online nature of the conference will allow investors, both retail and institutional, to connect with small and mid-cap resource companies faster, better and cheaper thanks to the elimination of all travel, lodging and time away from work.

Presenting companies, investors and keynote speakers will all participate from the comfort of their offices and homes, resulting in a conference comprised of a global audience vs. a local audience. AGORACOM anticipates investors from more than 50 countries will participate, making this a truly international and environmentally friendly conference that will generate a fraction of the carbon footprint of traditional conferences.

KEYNOTE SPEAKERS

Keynote presenters at the conference include some of the most accomplished industry speakers and financial bloggers in the world:

•	Peter Grandich	Chief Commentator, AGORACOM.com

•	Eric Coffin	Co-Producer of The Hard Rock Analyst Publications

•	Barry Ritholtz	Author Of The Big Picture, Rated The Web’s #1 Financial Blog

•	Paul Kedrosky	Author Of Infectious Greed, Rated The Web’s #2 Financial Blog

•	Jean-Francois Tardif	2007 Best Canadian Hedge Fund Manager

•	Gregor Macdonald	The Top Ranked Energy Analyst On StockTwits Blog Network

George Tsiolis, Founder of AGORACOM, stated “Participating companies are truly pioneers for having the vision to see that online conferences bring together the brightest investing minds from around the world. If they have this kind of vision when it comes to meeting investors, you should come hear their vision for the future of their own companies.”

Official Conference Blog:	http://blog.agoracom.com

Official Conference Twitter:	http://twitter.com/agoracom

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims are located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.